UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Three Months ended September 30, 2004

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A

PART I - FINANCIAL INFORMATION

ITEM 1 FINANCIAL STATEMENTS

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	September 30, 2004	June 30, 2004
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$164,830	$211,077
Accounts receivable, net	125,565	85,456
Inventory	249,151	183,899
Other assets and prepaids	30,907	27,156

Total current assets	570,453	507,588

Property and equipment, net	110,365	106,198
Investments	206,214	209,291
Other non-current assets	113,792	117,771

Total Assets	$1,000,824	$940,848

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$152,654	$86,179
Accrued liabilities	93,361	88,542
Income taxes payable	28,551	28,160
Current portion of long term obligations and others	7,174	7,205

Total current liabilities	281,740	210,086

Long term obligations	34,075	35,614

Minority interest in subsidiaries	4,126	3,651

Shareholders’ equity:
Ordinary shares (‘000); S$0.25 par value;
Authorized: 200,000 shares Outstanding: 81,745 and 81,369 shares	8,007	7,952
Additional paid-in capital	326,548	323,660
Unrealized holding gains on quoted investments	132,327	151,153
Deferred share compensation	(1,498)	(1,991)
Retained earnings	215,499	210,723

Total shareholders’ equity	680,883	691,497

Total Liabilities and Shareholders’ Equity	$1,000,824	$940,848

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’ 000, except per share data)

(Unaudited)

	Three months ended September 30,
	2004	2003
Sales, net	$210,020	$160,816

Cost of goods sold	144,817	104,348

Gross profit	65,203	56,468

Operating expenses:

Selling, general and administrative	40,068	37,317

Research and development	19,718	14,838

Total operating expenses	59,786	52,155

Operating income	5,417	4,313

(Loss) gain from investments, net	(1,204)	23,570

Interest income and other, net	1,268	1,714

Income before income taxes and minority interest	5,481	29,597

Provision for income taxes	(535)	(517)

Minority interest in (income) loss	(170)	5

Net income	$4,776	$29,085

Basic earnings per share:	$0.06	$0.36

Weighted average ordinary shares outstanding (‘000)	81,443	79,902

Diluted earnings per share:	$0.06	$0.35

Weighted average ordinary shares and equivalents outstanding (‘000)	84,237	82,638

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

(Unaudited)

	Three Months Ended September 30,
	2004	2003
Cash flows from operating activities:
Net income	$4,776	$29,085
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of fixed assets	5,116	4,634
Amortization of intangible assets	947	462
Deferred share compensation amortization	468	621
Minority interest in income (loss)	170	(5)
Equity share in loss (gain) of unconsolidated investments	700	(244)
Gain on disposal of fixed assets	(67)	(4)
Write-off of investments and other non-current assets	3,021	—
Gain from investments, net	(1,817)	(517)
Profit on deemed disposal of other non-current assets	—	(23,053)
Deferred income taxes, net	(265)	(425)

Changes in assets and liabilities, net:
Accounts receivable	(40,109)	(24,384)
Inventory	(65,252)	(35,307)
Other assets and prepaids	(4,136)	(2,759)
Accounts payable	66,475	35,780
Accrued and other liabilities	5,283	4,741
Income taxes	391	637

Net cash used in operating activities	(24,299)	(10,738)

Cash flows from investing activities:
Capital expenditures, net	(9,384)	(3,486)
Proceeds from sale of fixed assets	168	18
Proceeds from sale of quoted investments	1,758	517
Purchase of investments	(15,711)	(10,146)
Increase in other non current assets, net	(283)	(244)

Net cash used in investing activities	(23,452)	(13,341)

Cash flows from financing activities:
Increase (decrease) in minority shareholders’ loan and equity balance	305	—
Proceeds from exercise of ordinary share options	2,968	3,162
Repayments of debt obligations	(889)	(896)
Repayments of capital leases	(880)	(127)

Net cash provided by financing activities	1,504	2,139

Net decrease in cash and cash equivalents	(46,247)	(21,940)
Cash and cash equivalents at beginning of fiscal year	211,077	232,053

Cash and cash equivalents at end of the period	$164,830	$210,113

The accompanying notes are an integral part of these consolidated financial statements

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. (“Creative”) have been prepared on a consistent basis with the June 30, 2004 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative’s 2004 annual report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the three months period ended September 30, 2004 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”) and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars (“S$”).

NOTE 2 - OTHER NON-CURRENT ASSETS

(in US$’000)	September 30, 2004	June 30, 2004
Other intangible assets	$40,365	$40,082
Accumulated amortization	(29,162)	(28,216)

Other intangible assets, net	11,203	11,866

Goodwill	91,976	91,976
Other non-current assets	10,613	13,929

	$113,792	$117,771

NOTE 3 - INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$’000):

	September 30, 2004	June 30, 2004
Raw materials	$104,637	$76,020
Work in progress	21,812	13,946
Finished products	122,702	93,933

	$249,151	$183,899

NOTE 4 - PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual were as follows (in US$’000):

	September 30, 2004	September 30, 2003
Balance at the beginning of the year	$6,232	$2,835

Accruals for warranties issued during the period	4,152	1,602

Adjustments related to pre-existing warranties (include changes in estimates)	(30)	35

Settlements made (in cash or in kind) during the period	(4,052)	(556)

Balance at the end of the year	$6,302	$3,916

NOTE 5 – NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 (“SFAS 128”) “Earnings per Share”, Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	Three months ended September 30,
	2004	2003
Weighted average ordinary shares outstanding	81,443	79,902
Weighted average dilutive stock options outstanding	2,794	2,736

Weighted average ordinary shares and equivalent outstanding	84,237	82,638

For the three-month period ended September 30, 2003, approximately 0.5 million shares related to a convertible note were excluded from the computation of dilutive earnings per share as the effect would be anti-dilutive.

NOTE 6 - INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative’s effective income tax rate is based on the mix of income arising from various geographical regions, where the tax rates range from 0% to 50%; pioneer status income in Singapore, which is exempt from tax; and the utilization of non-Singapore net operating losses. As a result, Creative’s overall effective rate of tax is subject to changes based on the international source of income before tax.

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

NOTE 7 - COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Three months ended September 30,
	2004	2003
Net income	$4,776	$29,085
Unrealized (loss) gain on quoted investments	(18,826)	8,494

Total comprehensive (loss) income	$(14,050)	$37,579

NOTE 8 - SHARE REPURCHASES

Details of Share Repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased	Average Price
	(in millions)
As of June 30, 2004	26.3	$13
Quarter ended September 30, 2004	—	—

Total	26.3	$13

At the Annual General Meeting (“AGM”) held on October 29, 2004, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.2 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 9 - EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS

Creative accounts for stock-based employee compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, and SFAS 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” Accordingly, compensation expense for stock options is measured as the excess, if any, of the market value of Creative’s stock at the date of the grant over the stock option exercise price.

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation (in US$’000, except per share data):

		Three months ended September 30,
		2004	2003
Net income (loss), as reported		$4,776	$29,085
Less:	Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(450)	(1,123)
Add:	Stock-based employee compensation expense included in reported net income, net of related tax effects	468	621

Pro forma net income		4,794	28,583

Earnings per share:
	Basic – as reported	0.06	0.36
	Basic – pro forma	0.06	0.36

	Diluted – as reported	0.06	0.35
	Diluted – pro forma	0.06	0.35

NOTE 10 - INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. To date, Creative has not paid any claims. However, Creative has agreed to indemnify several of its retailers in connection with the lawsuits discussed in Note 11, “Legal Proceedings.” Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurances that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 11 - LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas against Creative Labs, Inc. and 27 other defendants); representative purchasers of Audigy sound cards against Creative Labs, Inc. (an action for unfair competition based on allegations that Creative’s packaging and advertising falsely represent the Audigy sound card’s audio processing capabilities); and representative purchasers of Creative products against Creative Labs, Inc. (an action alleging violation of a California statute that requires disclosure that a consumer’s failure to register using the electronic product registration page does not diminish a consumer’s warranty rights). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including MPEG Audio, Lucent Technologies, MPEG LA and Dyancore Holdings.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

NOTE 12 - SUBSEQUENT EVENTS

In November 2004, Creative signed a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility are intended to be used primarily to fund an anticipated growth in working capital requirements arising from the targeted growth in the company’s revenue.

In October 2004, Creative announced that it has suspended its plans to move to a single stock exchange listing by delisting from the NASDAQ National Market (“NASDAQ”), and has suspended its plans to terminate its U.S. public reporting obligations. Creative had previously announced these plans in January 2003. Creative will keep shareholders informed in the event the company decides to resume such plans. Creative may engage in open market repurchases of its ordinary shares; however, such repurchases will not be for the purpose or have a reasonable likelihood of terminating its U.S. public reporting obligations or delisting its ordinary shares from NASDAQ. Creative’s shareholders will continue to be unable to electronically transfer their ordinary shares from the register of the Central Depository Pte Ltd (“CDP”) in Singapore to accounts with brokers located in the U.S. However, shareholders with accounts at brokerages located in the U.S. can continue to electronically transfer their shares to the register of CDP.

ITEM 2 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Safe Harbor Statements Under The Private Securities Litigation Reform Act of 1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil and major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products; Creative’s ability to successfully manage its expanding operations; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in trading volume and value of Creative’s Ordinary Shares as a result of Creative’s previous plan and any future plans to delist from NASDAQ and to eliminate its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including its Form 20-F for fiscal 2004 filed with the SEC. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended September 30, 2004, together with the percentage of sales represented by such results. Consistent with the PC peripherals and consumer electronics markets, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results may not be indicative of the results to be achieved for the complete year.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002
Sales, net	$210,020	$201,780	$201,835	$250,422	$160,816	$149,589	$160,617	$230,940
Cost of goods sold	144,817	135,393	132,278	161,494	104,348	96,788	104,365	149,169

Gross profit	65,203	66,387	69,557	88,928	56,468	52,801	56,252	81,771
Operating expenses:
Selling, general and administrative	40,068	40,686	42,477	47,108	37,317	34,266	37,379	49,039
Research and development	19,718	18,940	18,926	16,800	14,838	15,583	14,646	13,279

Operating income	5,417	6,761	8,154	25,020	4,313	2,952	4,227	19,453
Net (loss) gain from investments	(1,204)	(224)	48,319	937	23,570	10	85	172
Interest income and other, net	1,268	788	1,515	5,259	1,714	1,972	886	1,199

Income before income taxes and minority interest	5,481	7,325	57,988	31,216	29,597	4,934	5,198	20,824
Provision for income taxes	(535)	(604)	(773)	10,433	(517)	(295)	(423)	(1,945)
Minority interest in (income) loss	(170)	(90)	(168)	(165)	5	(12)	73	—

Net income	$4,776	$6,631	$57,047	$41,484	$29,085	$4,627	$4,848	$18,879

Basic earnings per share	$0.06	0.08	$0.70	$0.52	$0.36	$0.06	$0.06	$0.24

Weighted average ordinary shares outstanding (‘000)	81,443	$81,236	80,955	80,522	79,902	79,527	79,377	79,026

Diluted earnings per share	$0.06	$0.08	$0.68	$0.50	$0.35	$0.06	$0.06	$0.23

Weighted average ordinary shares and equivalents outstanding (‘000)	84,237	83,960	84,237	83,683	82,638	80,906	80,557	80,699

	Unaudited data for quarters ended (as a percentage of sales)
	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002
Sales, net	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	69	67	66	64	65	65	65	65

Gross profit	31	33	34	36	35	35	35	35
Operating Expenses:
Selling, general and administrative	19	20	21	19	23	23	23	21
Research and development	10	10	9	7	9	10	9	6

Operating income	2	3	4	10	3	2	3	8
Net (loss) gain from investments	(1)	—	24	1	15	—	—	—
Interest income and other, net	1	—	1	2	1	1	1	1

Income before income taxes and minority interest	2	3	29	13	19	3	4	9
Provision for income taxes	—	—	(1)	4	(1)	—	(1)	(1)
Minority interest in (income) loss	—	—	—	—	—	—	—	—

Net income	2%	3%	28%	17%	18%	3%	3%	8%

GENERAL

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For the list of critical accounting policies that may affect the management’s more significant estimates and assumptions used in the preparation of its consolidated financial statements, please refer to the Form 20-F for fiscal 2004 on file with the U.S. Securities and Exchange Commission.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2004 Compared to Three Months Ended September 30, 2003

Net sales

Net sales for the first quarter of fiscal 2005 increased by 31% compared to the same quarter in the prior fiscal year. The revenue increase was primarily attributable to a substantial increase in sales of digital audio players. Sales of personal digital entertainment (“PDE”) products, which include digital audio players and digital cameras, increased by 164% in the first quarter of fiscal 2005 compared to the same quarter in the prior fiscal year. As a percentage of sales, PDE sales represented 44% of sales in the first quarter of fiscal 2005 compared to 22% of sales in the same quarter in fiscal 2004. Creative has been expanding its MuVo family of flash players and Zen family of hard drive players and has experienced strong demand for MuVo flash players, MuVo2 micro drive players and the Zen hard drive players. Audio product sales (Sound Blaster audio cards and chipsets) decreased by 17% in the first quarter of fiscal 2005 compared to the same quarter in fiscal 2004 due to a lower sales of low-end audio products. Sales for high-end audio products, such as the Audigy line of products, were higher in the first quarter of fiscal 2005 compared to the same quarter in fiscal 2004. As a percentage of sales, audio product sales were 20% in the first quarter of fiscal 2005 compared to 32% in the first quarter of fiscal 2004. Sales of speakers in the first quarter of fiscal 2005 increased by 7% compared to the same quarter in the prior fiscal year, primarily due to higher demand for high-end speakers. As a percentage of sales, speaker sales decreased from 24% of sales in the first quarter of fiscal 2004 to 20% of sales in the first quarter of fiscal 2005. Sales of graphics products in the first quarter of fiscal 2005 were 30% lower than the same quarter in the prior fiscal year and represented 6% of sales in the first quarter of fiscal 2005, compared to 11% in the same quarter in fiscal 2004. The decreased sales in graphics products was primarily due to delays in the shipment of some graphic boards. Sales of communication products decreased by 12% in the first quarter of fiscal 2005 compared to the same quarter in fiscal 2004 and comprised 3% of sales in the first quarter of fiscal 2005 compared to 5% of sales in the same quarter in the prior fiscal year. Sales of other products, which comprised multimedia upgrade kits, including data storage (“MMUK”), music products, accessories and other miscellaneous items, increased marginally from 6% of sales in the first quarter of fiscal 2004 to 7% of sales in the same quarter of fiscal 2005.

Gross profit

Gross profit in the first quarter of fiscal 2005 was 31% compared to 35% in the same quarter in the prior fiscal year. The decrease in gross profit margin was primarily attributable to the mix of products sold in the first quarter of fiscal 2005 with a higher percentage of sales coming from PDE products and a lower percentage of sales coming from audio products. Creative expects that sales of PDE products will continue to drive sales growth in the future. As the sale of PDE products comprises a higher percentage of total net sales, Creative’s gross profit margin may decrease, as Creative’s PDE products generally have lower gross profit margins compared to its other products.

Operating expenses

Selling, general and administrative (“SG&A”) expenses increased by 7% in the first quarter of fiscal 2005 compared to the same quarter in the prior fiscal year. The increase in SG&A expenses were mainly attributable to an increase in sales volume and an increase in sales and marketing expenses to support new products. As a percentage of sales, SG&A expenses were 19% in the first quarter of fiscal 2005 compared to 23% in the same quarter of fiscal 2004. Research and development (“R&D”) expenses increased by 33%, primarily due to an increase in spending related to product development. As a percentage of sales, R&D expenses were 10% of sales in the first quarter of fiscal 2005, compared to 9% in the same quarter of fiscal 2004.

Net investment (loss) gain

Net investment loss of $1.2 million in the first quarter of fiscal 2005 included $3.0 million in write-downs of quoted investments offset partially by $1.8 million in net gains from the sale of unquoted investments. Net gains for the first quarter of fiscal 2004 was $23.6 million, which comprised a gain of $23.1 million attributable to a “deemed disposal” of interests in an associated company, SigmaTel, Inc (“SigmaTel”), and a $0.5 million net gain from the sale of quoted investments. The “deemed disposal” of interests in SigmaTel resulted from SigmaTel’s initial public offering of common stock in the United States. As a result of SigmaTel’s initial public offering, Creative’s ownership percentage in the company was reduced even though Creative did not dispose any of its shareholdings during the initial public offering. This reduction was treated in accordance with U.S. GAAP as a “deemed disposal,” which represents the net increase in Creative’s share of the net assets of SigmaTel. In the third quarter of fiscal 2004, Creative disposed of 1.9 million shares of SigmaTel in a follow-on public offering, and as a result, SigmaTel ceased being an equity-method investee company.

Net interest and other income

Net interest and other income decreased by $0.4 million to $1.3 million in the first quarter of fiscal 2005 compared to $1.7 million in the same quarter of the prior fiscal year. The decrease was mainly due to Creative’s share of equity-method investees’ losses of $0.7 million in the first quarter of fiscal 2005 compared to a share of profits of $0.2 million in the first quarter of fiscal 2004, and a reduction in dividends received from trade investments by $0.6 million, offset partially by a $0.8 million net increase in exchange gain. Exchange gain was $1.2 million in the first quarter of fiscal 2005 compared to $0.4 million in the first quarter of fiscal 2004.

Provision for income taxes

Creative’s provision for income taxes for the first quarter of fiscal 2005 as a percentage of net income before investment gains or losses was 8% compared to 9% in the same quarter of fiscal 2004. The lower tax provision in fiscal 2005 was primarily due to changes in the mix of taxable income arising from various geographical regions and the new Pioneer Certificate granted to Creative.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of September 30, 2004 decreased by $46.2 million to $164.8 million, compared to the balance of $211.1 million at June 30, 2004. Cash used in operating activities of $24.3 million related mainly to a $44.2 million net increase in accounts receivable and other assets and prepaid and a $65.3 million net increase in inventory. Management believes that the increase in inventory was necessary to meet increased demand, especially demand for PDE products, and in anticipation of a strong holiday season in the second fiscal quarter of 2005. Cash used in operating activities was offset partially by $8.3 million in adjustments for non-cash items and a net increase in accounts payable, accrued and other liabilities amounting to $71.8 million. The $8.3 million of adjustments in non-cash items to net income includes depreciation and amortisation of $6.5 million, write-off of investments of $3.0 million and $1.8 million net gain from disposal of investments. The $23.4 million utilized in investing activities comprised primarily net capital expenditures of $9.4 million and the purchase of investments of $15.7 million. Cash provided by financing activities of $1.5 million mainly consisted of proceeds from the exercise of share options amounting to $3.0 million.

As of September 30, 2004, in addition to its cash reserves and excluding a long-term loan, Creative had unutilized credit facilities totaling approximately $117.4 million for overdrafts, guarantees, letters of credit and fixed short-term loans. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies or complementary products that can be integrated into or offered with Creative’s existing product range. In November 2004, Creative signed a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility are intended to be used primarily to fund an anticipated growth in working capital requirements arising from the targeted growth in the company’s revenue. To date, inflation has not had a significant impact on Creative’s operating results.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of September 30, 2004:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$26,626	$3,558	$7,946	$7,116	$8,006
Capital Lease Obligations	6,924	3,430	3,494	—	—
Operating Leases	39,155	9,727	10,175	3,642	15,611
Unconditional Purchase Obligations	149,809	149,809	—	—	—
Other Long Term Obligations	5,680	5,445	235	—	—

Total Contractual Cash Obligations	$228,194	$171,969	$21,850	$10,758	$23,617

As of September 30, 2004, Creative utilized approximately $2.3 million under guarantees, letters of credit, overdraft and fixed short-term loan facilities.

ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in market prices of Creative’s investments in quoted investments, based on a sensitivity analysis of the balance as of September 30, 2004, would have a $19.8 million adverse effect on Creative’s results of operations and financial position.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative’s cash deposits and the terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results or cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$:

The functional currency of Creative and its subsidiaries is the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at September 30, 2004. Included in interest and other expenses for the three month period ended September 30, 2004 is exchange gains of $1.1 million.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at September 30, 2004, expressed in US$ per one S$ and Euro were 0.593 and 1.2408, respectively.

PART II – OTHER INFORMATION

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Results of Annual General Meeting

At the conclusion of the Annual General Meeting of shareholders held on October 29, 2004, the Company announced that all resolutions set forth in the Proxy Statement dated October 6, 2004 filed with the U.S. Securities and Exchange Commission were successfully adopted and passed by its shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

/s/ Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: December 1, 2004